SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of March, 2004

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               The Finnish Competition Authority approves Nokia’s intent to acquire Psion’s shares in Symbian, March 10, 2004

2.               Mobile Industry Leaders Announce an Initiative To Create a Mobile Top-Level Domain, March 10, 2004

3.               Nokia, Philips and Sony establish the Near Field Communication (NFC) Forum March 18, 2004

4.               Nokia at CeBIT: Convergence and multimedia are changing the face of mobile communications,  March 18, 2004

5.               LG Electronics licenses the Series 60 Platform for its Symbian OS-based smart phones,  March 22, 2004

6.               Nokia Chairman and CEO Jorma Ollila: Nokia to extend mobility into new areas of life and business, March 25, 2004

7.               Nokia provides 2003 financial results regrouped according to new 2004 operating structure,  March 25, 2004

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

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PRESS RELEASE

March 10, 2004

The Finnish Competition Authority approves Nokia’s intent to acquire Psion’s shares in Symbian

The Finnish Competition Authority (FCA), Kilpailuvirasto, announced it has approved the planned acquisition in which Nokia would increase its shareholding in Symbian. According to the assessment of the FCA, the acquisition does not, in a manner defined in section11 d § of the Act on Competition Restrictions, create or strengthen a dominant market position, which would restrict competition. Nokia and Psion plc announced in February that they had started the process of enabling the transfer of Psion’s shares in Symbian to Nokia.

The approval by the FCA is the first step in the on-going clearance process of the transfer. The intended transaction is still subject to approval by Psion plc’s shareholders and clearance by the competition authorities in Germany and Austria. In addition, other shareholders have proportional pre-emption rights to participate in the acquisition of Psion’s shares in Symbian.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 10, 2004

Mobile Industry Leaders Announce an Initiative To Create a Mobile Top-Level Domain

NEW JOINT VENTURE TO BE CREATED UPON APPLICATION APPROVAL

LONDON — March 10, 2004 — Leading companies from the mobile industry have signed a memorandum of understanding to apply for a mobile Top Level Domain (“mobile TLD”) from the Internet Corp. for Assigned Names and Numbers (ICANN) during the current application round, which closes March 15. If the application is successful and the mobile TLD is granted by ICANN, the industry leaders have agreed to form a new joint venture to manage the mobile TLD. A mobile TLD would be a key step in bridging the world of mobility and the Internet to the benefit of customers and the entire mobile industry.

A mobile TLD on the Internet creates the opportunity to streamline the deployment of new Internet sites optimized for mobile usage. This effort is driven by the aim of simplifying the Internet experience for mobile subscribers and increasing the ease of use and speed of delivery of mobile Internet services.

The participating companies are Microsoft Corp., Nokia, Vodafone, 3, GSM Association, HP, Orange, Samsung Electronics Co, Ltd. and Sun Microsystems. These companies and others that will join over the coming months represent software developers, device manufacturers, network operators, infrastructure providers and content providers. The mobile TLD brings together mobile-industry-leading companies to catalyze business opportunities for companies servicing mobile customers with compelling new mobile services and applications.

Under the terms of the memorandum of understanding, the companies intend to form a registry company to manage the distribution of the new mobile TLD names. The mobile TLD would be designed to enable efficient application and network services and reliability for mobile customers and service providers. The registry company will seek participation of additional, members to ensure broad customer and industry input.

“Microsoft is proud to partner with luminaries from across industries on creating a mobile Top Level Domain to the benefit of the entire value chain, and most important, mobile customers,” said Brian Arbogast, corporate vice president of the MSN Communications Platform at Microsoft. “We expect that by leveraging the technologies of the Internet, appropriately scaled for mobile scenarios, this initiative will provide the ease of use and efficiency that will significantly fuel mobile Internet usage.”

“The creation of a mobile Top Level Domain would allow consumers to access the Internet in very different mobility scenarios, whether the access is provided by mobile operator, Internet service provider or various gateway devices at home or enterprise,” said Pertti Korhonen, senior vice president and CTO of Nokia. “The wide industry participation highlights the shared objective of offering seamless global access and interoperability of mobile services and applications.”

Alan Harper, group strategy director at Vodafone, said, “Establishing a mobile TLD is an exciting development for the entire mobile industry. The aim of the initiative is to accelerate the rollout of Internet products and services specifically designed for mobile devices as well as to ensure far greater operating simplicity for mobile subscribers across the globe. This venture should build on the considerable trust that exists in the mobile community between subscribers and operators.”

About 3

3 delivers third-generation mobile multimedia and communications services, offering a convergence of media, information and telephony to enable live video calls, multimedia content and entertainment while on the move.

3 services are available from in Australia, Austria, Denmark, Hong Kong, Italy, Sweden and UK. 3 also holds UMTS licences in Ireland, Israel and Norway.

For further information, please visit: www.three.com

About the GSM Association

The GSM Association (GSMA) is the global trade association that exists to promote, protect and enhance the interests of 620 GSM mobile operators from more than 200 countries of the world. The Association’s members provide mobile services to more than 1 Billion customers throughout the world today. The GSMA aims to accelerate the implementation of collectively identified, commercially prioritised operator requirements and to take leadership in representing the global GSM mobile operator community with one voice on a wide variety of issues nationally, regionally and globally.

The GSM family of wireless communications platforms, including GSM, GPRS (General Packet Radio Services) and EDGE (Enhanced Data for GSM Evolution) and 3GSM (W CDMA) account for 73 percent of the total digital wireless market today. The GSM Association is a unique organisation, with truly global reach, offering a full range of business, technical and public policy services to its members. For more information, visit the website at www.gsmworld.com.

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company’s offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. For the last four fiscal quarters, HP revenue totaled $74.7 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at http://www.hp.com.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software — any time, any place and on any device.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Orange

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies, with operations in 19 countriesa cross Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania,Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of December 2003, Orange was the largest mobile operator in both the UK with 13.6 million active customers, and France with over 20 million registered customers. As at the end of December 2003, Orange controlled companies had over 49 million customers worldwide.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunications, flat panel display and digital convergence technology.  Samsung Electronics employs approximately 75,000 people in 89 offices across 47 countries.  The company is the world’s largest producer of CDMA mobile phones, memory chips, TFT-LCDs, monitors and VCRs.  Samsung Electronics consists of six main business units: Corporate Technology Operations, Digital Media Business, Telecommunication Network Business, Digital Appliance Business, Semiconductor Business, and LCD Business.

About Sun Microsystems, Inc.

Since its inception in 1982, a singular vision — “The Network Is The Computer” — has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 100 countries and on the World Wide Web at http://sun.com

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 26 countries and Partner Networks in a further 13 countries, with a proportionate customer base of over 130 million.

Media Enquiries:

www.mtldinfo.com

Rapid Response Team, Waggener Edstrom, (503) 4437070, rrt@wagged.com

Matt Warder, Weber Shandwick for Microsoft EMEA, +44 20 7067 0500, MWarder@weberShandwick.com

Riitta Mård, Nokia Corporate Communications, +358 50 514 9718, press.office@nokia.com

Ben Padovan or Janine Young, Vodafone, +44 1635 673310

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

Vodafone and the Vodafone logos are trademarks of the Vodafone Group.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

PRESS RELEASE

March 18, 2004

Nokia, Philips and Sony establish the Near Field Communication (NFC) Forum

Forum will drive industry-uptake of intuitive NFC technology that enables touch-based interaction with electronic devices

Hanover, Germany, March 18, 2004 – Nokia Corporation, Royal Philips Electronics (NYSE: PHG, AEX: PHI) and Sony Corporation establish the Near Field Communication (NFC) Forum to enable the use of touch-based interactions in consumer electronics, mobile devices, PCs, smart objects and for payment purposes. Touch-based interactions will allow users to access content and services in an intuitive way by touching smart objects and connecting devices just by holding them next to each other. The new forum will promote implementation and standardization of NFC technology to ensure interoperability between devices and services.

Consumers are seeking easier ways to interact with their immediate environment and to enable easy communication between their electronic devices and gain access to services. The vision of the NFC Forum is to enable users to access content and services in an intuitive way. To bring this vision to life, Nokia, Philips and Sony invite other leading companies from mobile communications, consumer electronics, chip manufacturing, computing, media and entertainment, telecom and payment services to join the NFC Forum.

“At Philips our focus is giving consumers easy access to information, entertainment and services - NFC does just that,” said Scott McGregor, president and chief executive officer, Philips Semiconductors. “Enabling easy transfer of information between consumer devices from phone numbers to electronic transactions, NFC bridges today’s connectivity gap and allows ‘connected consumers’ to interact with their environment. By pushing the technology with the backing of an industry organization such as the NFC Forum, NFC will soon open up a range of new opportunities for the consumer.”

“Nokia sees touch-based interactions, enabled by Near Field Communciations technology, as an elegant way of bringing Nokia’s Life goes Mobile vision into reality,” said Pertti Korhonen Chief-Technology Officer, Senior Vice President, Nokia. “Touch is an intuitive and easy way to connect, collect and share with mobile devices. It will not only enhance the experience of using current services but also create entirely new applications and value. Nokia is looking forward to working with the other members to bring this exciting new user experience to the mobile world.”

“Sony positions NFC as a new form of user interface technology for consumer electronics products, and will strongly promote integration of NFC into numerous products across a wide variety of industries,” said Teruaki Aoki, Senior Executive Vice President, Sony Corporation. “The use of NFC technology in consumer electronics devices will increase opportunities for users to transfer data, implement secure transactions and download rich content.  We have high expectations that this will significantly enhance the convenience and enjoyability of products and services. The activities of the NFC Forum will be to focus on ensuring interoperability among various devices which will be crucial for high acceptance of NFC technology, and Sony will proactively participate in these efforts.”

About Near Field Communication (NFC)

NFC technology evolved from a combination of contactless identification (RFID) and interconnection technologies.  NFC operates in the 13.56 MHz frequency range, over a distance of typically a few centimetres. NFC technology is standardized in ISO 18092, ECMA 340, and ETSI TS 102 190. NFC is also compatible to the broadly established contactless smart card infrastructure based on ISO 14443 A, i.e. Philips MIFARE® technology, as well as Sony’s FeliCa card.

About the NFC Forum

Further information is available at http://www.nfc-forum.org.

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About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.semiconductors.philips.com.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, pictures and computer entertainment operations make Sony one of the most comprehensive entertainment companies in the world. Sony recorded consolidated annual sales of over $62 billion for the fiscal year ended March 31, 2003. Sony’s Home Page URL: http://www.sony.net/

MIFARE®  is a registered trademark of Royal Philips Electronics.

FeliCa is a trademark of Sony Corporation.

For further press information please contact:

Philips
Europe:	Marijke Sas
Philips Tel. +31 40 272 20 91,
Marijke.Sas@philips.com
USA:	Paul Morrison,
Philips Tel. +1 408 474 5065,
Paul.Morrison@philips.com
Asia Pacific:	Robyn Kao,
Philips Tel. +886 2 2382 4025,
Robyn.Kao@philips.com

Nokia
On site Cebit:	Riitta Mård
Nokia Tel. +358 50 514 9718,
riitta.mard@nokia.com
Europe:	Maarit Matikka
Nokia Tel. +358718028244
maarit.matikka@nokia.com
USA	Laurie Armstrong
Nokia Tel. +19728946043
Lauri.Armstrong@nokia.com

Sony
Japan:	Shinichi Tobe
Sony Tel. +81 - 3 - 5448 - 2200
Shinichi.Tobe@jp.sony.com

Gerald Cavanagh
Sony Tel. + 81 - 3 - 5448 – 2200
Gerald.Cavanagh@jp.sony.com

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PRESS RELEASE

March 18, 2004

Nokia at CeBIT: Convergence and multimedia are changing the face of mobile communications

Speaking at CeBIT 2004 today in Hanover, Nokia management highlighted digital convergence and mobile multimedia as key drivers in today’s mobility industry. Jorma Ollila, Nokia Chairman and CEO, spoke at the T-Mobile conference and Pekka Ala-Pietilä, Nokia President, gave a keynote speech at the ICT World Forum.

“In advanced markets like Germany, we will see new uses of mobile devices, driven by the exciting developments in enterprise solutions and consumer multimedia,” said Jorma Ollila at the T-Mobile press conference.  “The tm3 approach introduced by T-Mobile today is an excellent example of an innovative, user-oriented approach to multimedia services.

“The Nokia 6600 has been a success in Germany, proving the need for high-end imaging devices, and the Nokia 7610 smartphone with a megapixel camera launched at CeBIT yesterday caters to the needs of trend-setters and business users alike.”

In five years, mobile communications will be very different from what it is today. Catering to consumer needs continues to be key for success. “When we talk about life going mobile, it is all about people, and how they use mobile services to enhance their lives,” Ollila said. “3G is a key enabler for advanced services, and consumers will see it in new functionality in their terminals, in new exciting services offered by operators, and in the improved user experience of services.”

3G has become a reality; commercial networks are in use in several European countries. Nokia expects to see over 50 3G networks in commercial use by the end of this year. Today, Nokia 3G terminals are already sold in 50 countries around the world.

“We will see a lot of exciting new services and devices entering the market this year, giving people more opportunities to enhance their lives,” Ollila said.

Delivering the benefits of digital convergence

In his keynote speech at the ICT World Forum, Pekka Ala-Pietilä, President, Nokia said “The rapidly evolving digital convergence is taking the mobility industry to an exciting, new phase. We are committed to delivering the benefits of digital convergence to consumers by expanding mobility into new areas such as imaging, music, media and games – and by truly integrating mobility into the workplace.”

At the same time, voice continues to play an important role. Ala-Pietilä reiterated Nokia’s vision for 2 billion subscribers in 2008. “For many, a mobile phone will be the first and only kind of communications device.

Ala-Pietilä emphasized user acceptance, enabling technologies and software platforms, and business models based on partnerships as the cornerstones for the continued success of the mobility industry.

“We gain user acceptance by offering services that enrich people’s lives, allowing them to interact with the world in the different domains of life. The technology enablers are largely in place, and

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we must continue to protect and energize the mobile communications ecosystem by creating an environment based on open standards and platforms. Finally, we need to strive for win-win-win business models, which generate opportunities for all players and foster innovation,” said Ala-Pietilä.

At CeBIT, Nokia launched its first megapixel camera phone, the Nokia 7610, as well as a range of innovative mobile enhancements for storing, viewing and sharing mobile images. Nokia also announced the world’s first massively multiplayer online mobile game, Pocket Kingdom: Own the World, which will allow thousands of players from around the world to connect with each other and compete through the N-Gage Arena.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 22, 2004

LG Electronics licenses the Series 60 Platform for its Symbian OS-based smart phones

March 22, 2004, CTIA, Atlanta, GA - LG Electronics and Nokia today announced a licensing agreement for the Series 60 Platform. Series 60, licensed by Nokia to mobile device manufacturers, is a mobile device software platform for advanced smart phones optimized for the Symbian operating system (OS). LG Electronics joins as the newest member of the Series 60 licensee community that is made up of world-leading manufacturers, including Lenovo, Panasonic, Nokia, Samsung, Siemens and Sendo.

LG Electronics, a top provider of mobile devices, will license the Series 60 Platform as source code. The source code enables licensees to further develop and differentiate the software for Series 60-based products while maintaining the underlying application interoperability.

“We are anticipating the unique features and functionalities that the Series 60 Platform will bring to our product portfolio and look forward to working in the Series 60 community. Our target is to build ubiquitous mobile devices that will best serve our customers. Series 60 on top of the Symbian OS will provide us with a compatible platform for our smart phones throughout our CDMA, GSM/GPRS and WCDMA portfolio,” said Yong E. Shin, Vice President, UMTS Handset Laboratory in LG Electronics.

“LG Electronics has an outstanding record of making appealing and advanced mobile devices for all major markets and network protocols,” said Antti Vasara, Vice President, Technology Marketing and Sales, Nokia. “LG Electronics’ decision to license the Series 60 Platform further strengthens the platform’s position as the most competitive handset software on the market. We look forward to collaborating with LG Electronics in the Series 60 community,” he continued.

The Series 60 Platform encompasses the software, user interface (UI) and applications necessary to create a smart phone. Optimized for the Symbian OS, the Series 60 Platform strives to enable significant creativity and differentiation by licensees. In addition, the common software platform ensures interoperability and application compatibility between the different licensees’ smart phones.

The success of the Series 60 platform among its licensees has led to a large Series 60 device base and a diverse product portfolio. The licensees, together with operators and developers, drive innovation into the platform by exploiting their vast experience and expertise in the mobile communication industry. This relentless innovation enhances the competitiveness of the Series 60 Platform.

For more information, please visit www.series60.com.

About LG Electronics

LG Electronics (Korea Stock Exchange: 6657.KS), established in 1958 as the pioneer in the Korean consumer electronics market, is a major global force in Electronics and Information & Communications products.

More than 55,000 employees working in 76 overseas subsidiaries and marketing units around the world, strengthen LG Electronics’ core competencies in three main business companies: Digital Appliance, Digital Display and Media, Telecommunication Equipment & Handset. The Telecommunication Equipment & Handset Company provides total solutions ranging from wired and wireless handsets to telecommunication equipment. LG Electronics is steadily expanding its world market share in CDMA, GSM and W-CDMA (UMTS) through innovation and the development of leading-edge technologies in next- generation wireless

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telecommunications. LG Electronics’ Goal is to enable the intelligent networking of digital products that will make consumers’ lives better than ever. For more information, please visit www.lge.com

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media requests:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia Americas

Communications

Tel. + 1 972 894 4573

Email: communication.corp@nokia.com

On Site at CTIA

Laurie Armstrong

Media Relations Manager

Mobile: + 1 469 682 3025

www.nokia.com

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PRESS RELEASE

March 25, 2004

Nokia Chairman and CEO Jorma Ollila:  Nokia to extend mobility into new areas of life and business

March 25, 2004 – Nokia Annual General Meeting, Helsinki, Finland – Today at Nokia’s Annual General Meeting (AGM), Nokia Chairman and CEO Jorma Ollila outlined how the transformation in the mobile communications industry, and Nokia’s strategy and new organization position the company for the future.   In his speech, Ollila also reviewed the 2003 annual results, Nokia’s strategy, Nokia’s compensation philosophy and proposals to the AGM.

“As a part of expanding mobility into the different areas of our lives, businesses and communities, Nokia launched a record 40 new mobile devices last year, and we expect to launch a similar number in 2004,” said Jorma Ollila.  “Our product portfolio will continue to be very competitive and will offer mobile devices that change the way we work, play and stay connected to the people and information that matter to us.”

A convergence of the mobile communications, information technology and media industries is creating opportunities for Nokia to develop new products and services in the areas of mobile games, multimedia and enterprise solutions.  Guided by the vision of ‘Life Goes Mobile’, Nokia sees that mobility will enable people to move about more freely and to bring their digital content and applications with them.

In 2004, Nokia’s strategy continues to focus on three key activities: expand mobile voice, drive consumer mobile multimedia and bring extended mobility to the enterprise.  “We have been following the trends in these markets for many years, and we shaped our strategy and business to establish a strong and visible presence,” said Ollila.  “Increasing data traffic and the readiness of people to use their mobile devices for different tasks suggest that the multimedia and enterprise solutions markets offer new business opportunities.”

The full text of Jorma Ollila’s AGM speech will be available at www.nokia.com/press.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding:  the timing of product and solution deliveries; our ability to develop, implement and commercialize new products, solutions and technologies; expectations regarding market growth, developments and structural changes; expectations and targets for our results of operations; and statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to, those described under the heading “Risk Factors” on pages 12-21 of our annual report on Form 20-F for the year ended December 31, 2003.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

For further information:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 25, 2004

Nokia provides 2003 financial results regrouped according to new 2004 operating structure

Helsinki, Finland – March 25, 2004 – Nokia today provided its 2003 financial results regrouped according to the new 2004 operating structure, which became effective on January 1, 2004.  The new structure consists of four business groups with profit and loss responsibility: Mobile Phones, Multimedia, Networks and Enterprise Solutions.  While these business groups did not exist in 2003, Nokia is providing these financial details as a point of reference for the 2004 financial results.

The information is available in PDF-format at http://www.nokia.com/aboutnokia.

The official 2003 financial results announced on January 22, 2004, are also available at www.nokia.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

For further information:

Nokia

Communications

Tel. + 358 7180 34900

Email: press.office@nokia.com

Nokia Investor Relations:

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

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